UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3 (Amendment No. 3) RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

AutoNavi Holdings Limited (Name of the Issuer)

AutoNavi Holdings Limited Alibaba Investment Limited Ali ET Investment Holding Limited (Names of Persons Filing Statement)
Ordinary Shares, par value $0.0001 per share American Depositary Shares, each representing four Ordinary Shares (Title of Class of Securities)
G0711U106 (CUSIP Number)

Ji Ma AutoNavi Holdings Limited 16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District, Beijing 100102 The People's Republic of China +86-10-8410-7000	Timothy A. Steinert, Esq.
Alibaba Investment Limited
Ali ET Investment Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
+852-2215-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Stephanie Tang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen's Road, Central Hong Kong +852-3761-3300	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852-2514-7600	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong +852-3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, Tower 2, China World Trade Center No. 1, Jian Guo Men Wai Avenue Beijing 100004, China (86)-10-6535-5500

          This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☑	None of the above

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

          Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

		Page
Item 15	Additional Information	1
Item 16	Exhibits	3

INTRODUCTION

        This Amendment No. 3 (this "Final Amendment") to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) AutoNavi Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.0001 per share (each, an "Ordinary Share"), including the Ordinary Shares represented by the American depositary shares, each representing four Ordinary Shares ("ADSs"), and series A convertible preferred shares, par value $0.0001 per share (each, a "Preferred Share" and, the Preferred Shares collectively with the Ordinary Shares, the "Shares" and each a "Share"); (b) Alibaba Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands ("Parent"), and (c) Ali ET Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub").

        This Transaction Statement relates to the agreement and plan of merger, dated as of April 11, 2014, by and among Parent, Merger Sub and the Company (the "merger agreement"), pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the "merger").

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

        All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15    Additional Information

        Item 15(a) is hereby amended and supplemented as follows:

        On July 16, 2013, at 10:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the "plan of merger") and the transactions contemplated by the merger agreement, including the merger.

        On July 17, 2014, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of July 17, 2014, pursuant to which the merger became effective on July 17, 2014. As a result of the merger, the Company became wholly-owned by Parent.

        At the effective time of the merger, each outstanding Ordinary Share (including Ordinary Shares represented by ADSs), other than (a) any Shares owned by Alibaba Group Holding Limited or any of its subsidiaries including all issued and outstanding Preferred Shares, (b) Shares owned by the Company or its subsidiaries, if any, (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Companies Law, if any, and (d) Shares issued, outstanding and reserved (but not yet allocated) by the Company, immediately prior to the effective time of the merger, for settlement upon the exercise of any Company option or restricted share award issued under the Company's 2007 Share Incentive Plan, Share Incentive Plan as of September 1, 2012 or 2013 Share Incentive Plan (Shares described under (a) through (d) above are collectively referred to herein as the "Excluded Shares"), was cancelled in exchange for the right to receive $5.25 in cash without interest, and as each ADS represents four Ordinary Shares, each issued

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and outstanding ADS (other than any ADS that represents Excluded Shares) represents the right to surrender the ADS in exchange for $21.00 in cash per ADS without interest (less a cancellation fee of up to $5.00 per 100 ADSs (or any fraction thereof)) pursuant to the terms of the deposit agreement, dated as of June 30, 2010, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder, in each case, net of any applicable withholding taxes. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenter rights under Cayman Companies Law. The Excluded Shares and the ADSs representing the Excluded Shares were cancelled for no cash consideration as of the effective time of the merger.

        As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market ("NASDAQ"), and the Company will cease to be a publicly traded Company. The Company has requested NASDAQ to file an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

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Item 16    Exhibits

  (a)-(1)  Proxy Statement of the Company dated June 13, 2014 (the "proxy statement").*

  (a)-(2)  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (a)-(3)  Proxy Card, incorporated herein by reference to the proxy statement.

  (a)-(4)  Depositary's Notice, incorporated herein by reference to the proxy statement.

  (a)-(5)  ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

  (a)-(6)  Press Release issued by the Company, dated April 11, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 11, 2014.

  (a)-(7)  Press release issued by the Company, dated July 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 16, 2014.

  (a)-(8)  Press release issued by the Company, dated July 17, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 17, 2014.

  (b)
  Not applicable

  (c)-(1)  Opinion of Lazard Asia (Hong Kong) Limited, dated April 11, 2014, incorporated herein by reference to Annex B of the proxy statement.

  (c)-(2)  Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated April 11, 2014.*

  (d)-(1)  Agreement and Plan of Merger, dated as of April 11, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

  (d)-(2)  Voting Agreement, dated as of April 11, 2014, by and among Alibaba Investment Limited, Ali ET Investment Holding Limited, Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan, Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited, Progress Asia Holdings Limited, incorporated herein by reference to Annex H of the proxy statement.

  (d)-(3)  Investment Agreement, dated May 10, 2013, by and between the Company and Ali ET Investment Holding Limited, incorporated herein by reference to Exhibit 10.24 on Form 20-F furnished by the Company to the Securities and Exchange Commission on April 23, 2014.

  (d)-(4)  Investor's Rights Agreement, dated May 17, 2013, among the Company, Ali ET Investment Holding Limited and several other parties named therein, incorporated herein by reference to Exhibit 4.4 on Form 20-F furnished by the Company to the Securities and Exchange Commission on April 23, 2014.

  (f)-(1)  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

  (f)-(2)  Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

*
Previously filed.

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SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: July 17, 2014

AutoNavi Holdings Limited
By:	/s/ Daqing Dave Qi

	Name: Title:	Daqing Dave Qi Special Committee Chairman
Alibaba Investment Limited
By:	/s/ Timothy A. Steinert

	Name: Title:	Timothy A. Steinert Director
Ali ET Investment Holding Limited
By:	/s/ Timothy A. Steinert

	Name: Title:	Timothy A. Steinert Director

EXHIBIT INDEX

Exhibit Number	Description
(a)-(1)	Proxy Statement of the Company dated June 13, 2014 (the "proxy statement").*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Depositary's Notice, incorporated herein by reference to the proxy statement.
(a)-(5)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(6)
Press Release issued by the Company, dated April 11, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on April 11, 2014.
(a)-(7)
Press release issued by the Company, dated July 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 16, 2014.
(a)-(8)
Press release issued by the Company, dated July 17, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 17, 2014.
(b)	Not applicable
(c)-(1)	Opinion of Lazard Asia (Hong Kong) Limited, dated April 11, 2014, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated April 11, 2014.*
(d)-(1)	Agreement and Plan of Merger, dated as of April 11, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
Voting Agreement, dated as of April 11, 2014, by and among Alibaba Investment Limited, Ali ET Investment Holding Limited, Jun Hou, Congwu Cheng, Derong Jiang, Xiyong Tang, Jun Xiao, Jianjun Yuan, Win Stone Limited, Double88 Group Holdings Limited, Double88 Capital Limited, Leading Choice International Limited, Million Stone Development Limited, Progress Asia Holdings Limited, incorporated herein by reference to Annex H of the proxy statement.
(d)-(3)
Investment Agreement, dated May 10, 2013, by and between the Company and Ali ET Investment Holding Limited, incorporated herein by reference to Exhibit 10.24 on Form 20-F furnished by the Company to the Securities and Exchange Commission on April 23, 2014.
(d)-(4)
Investor's Rights Agreement, dated May 17, 2013, among the Company, Ali ET Investment Holding Limited and several other parties named therein, incorporated herein by reference to Exhibit 4.4 on Form 20-F furnished by the Company to the Securities and Exchange Commission on April 23, 2014.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*
Previously filed